Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

April 14, 2015

Via EDGAR and FedEx

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RMR Industrials, Inc.

Form 8-K

Filed February 27, 2015

File No. 333-185046

Dear Mr. Spirgel:

On behalf of RMR Industrials, Inc., a Nevada corporation (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated March 25, 2015, relating to the Company’s Form 8-K filed on February 27, 2015 (“Form 8-K”). The responses below have been numbered to correspond with the comments in your March 25, 2015 letter. We are including a courtesy marked copy of the Company’s Amendment No. 1 to the Form 8-K (“Amendment No. 1”).

General

1. We note disclosure in Item 5.06 and elsewhere in your report that you believe you exited shell company status as a result of the merger agreement described under Item 2.01. We also note, however, that you are a developmental stage company with an aspirational business plan, assets consisting of only cash, and you have not yet begun any operations and have no revenues as of January 31, 2015. Accordingly, please provide us with a detailed analysis whereby you determined that you are no longer a shell company as defined under Rule 12b-2 of the Exchange Act of 1934, as amended. For guidance, refer to SEC Release No. 34-52038.

Company Response 1:

The Company respectfully informs the Staff in response to the Staff’s comment, that in response to this comment, the Company respectfully submits the below analysis explaining the Company’s assertion that it is not a “shell company” as defined under Rule 12b-2 of the Exchange Act of 1934, as amended.

Securities and Exchange Commission

Division of Corporation Finance

April 14, 2015

Definition of a Shell Corporation

Under both Rule 12b-2 of the Securities Exchange Act of 1934, as amended, and Rule 405 of the Securities Act of 1933, as amended, a “shell company” is defined as a company, other than an asset-backed issuer, with:

•	no or nominal operations; and
•	either:
o	no or nominal assets;
o	assets consisting solely of cash and cash equivalents; or
o	assets consisting of any amount of cash and cash equivalents and nominal other assets.

(Note: For purposes of this definition, the determination of a registrant’s assets (including cash and cash equivalents) is based solely on the amount of assets that would be reflected on the registrant’s balance sheet prepared in accordance with generally accepted accounting principles on the date of that determination.)

The dictionary’s definition of “nominal” is “insignificantly trivial.”

Assets

As of the closing date of the Merger, RMR IP had cash in the amount of $1,767 and owned an option to purchase certain intellectual property from the Colorado School of Mines. This option agreement terminates on May 25, 2015 unless extended for additional $3,000 for each of two available three-month periods, not to extend past November 25, 2015. The option includes three patent applications and one issued patent. These patents describe a process to increase oil production through modified injection processes. RMR IP plans to utilize these patent rights to further its business objectives within the oil and gas production industry by assisting producers in optimizing their production. The option agreement is valued at $12,463. Therefore RMR IP owns an asset which is not nominal in value or worth to the company, and RMR IP owns an asset other than just cash on its balance sheet.

Business Operations

The following mark key milestones in RMR IP, Inc.’s history:

October 15, 2014 – RMR IP obtained an option agreement from RMR Holdings Inc. to purchase certain intellectual property from the Colorado School of Mines (“CSM”), which grants RMR IP an exclusive nine month option period to obtain an exclusive license for any patent rights owned by CSM.

RMR IP entered into consulting agreements with Gregory Dangler, Chad Brownstein, Principio Management LLC and 777272111, LLC to provide advisory services related to company formation, development of business plan and corporate strategy, fundraising efforts and exit strategy scenarios. The individual consulting agreements with Mr. Dangler and Mr. Brownstein are to serve as executive officers of RMR IP and to perform the customary duties and responsibilities implied by their position.

Securities and Exchange Commission

Division of Corporation Finance

April 14, 2015

As of December 31, 2014 – RMR IP had evaluated 57 potential acquisition targets since inception, for which it performed due diligence on 14 companies.

January 12, 2015 – Engaged Libra6 Management as a financial reporting consultant to prepare the financial books and records from RMR IP and establish required infrastructure and internal control environment in anticipation of future financial statement audits.

January 29, 2015 – Engaged Hein & Associates LLP to perform an audit of RMR IP as of January 31, 2015.

As of January 31, 2015 - RMR IP issued 35,785,858 and 8,612,142 shares of class A common stock and class B common stock, respectively, in accordance with stock subscription agreements.

February 1, 2015 – RMR IP entered into a management services agreement with Industrial Management LLC to provide advisory and management services to RMR IP, which includes but is not limited to identifying, analyzing, and structuring growth initiatives, strategic acquisitions and investments and arranging debt and equity financing.

February 11, 2015 – Principals from RMR IP attended the NAPE Expo in Houston, Texas, a trade event dedicated to the oil and gas industry known for generating significant business development opportunities. Efforts from this trip resulted in over twenty new companies added to the potential deal pipeline.

February 26, 2015 – RMR IP entered into the Merger with the Company.

Analysis

In order to be classified as a “shell company,” the Company would need to have (i) no or nominal operations; and (ii) just cash or cash equivalents, or nominal or no assets on its balance sheet. This is a two-prong test, i.e., so long as a Company either had more than nominal operations or more than nominal assets or just cash, then it should not be classified as a “shell company” under the Securities Act.

In addition to cash, RMR IP also owned a significant asset on its balance sheet; the option agreement, which should not be considered a nominal asset due to its valuation of $12,463 and significant future value in connection with the Company’s proposed business plans.

Additionally, the Company believes that the scope of RMR IP’s business operations, which became the business operations of the Company as of the closing date of the Merger, are extensive and consistent with those of a startup company, as discussed in footnote 172 to Release No. 33-8869 of the Securities and Exchange Commission. As such, the Company does not meet the condition of having “no or nominal operations”. Specifically, since inception, RMR IP has been actively engaged in development of corporate strategy and business plans in multiple sectors, infrastructure build out roadmaps, hiring personnel and consultants, attending trade shows, fundraising activities and assessing potential strategic alliances and acquisition targets.

Securities and Exchange Commission

Division of Corporation Finance

April 14, 2015

The Company can assert its non-shell company status through either prong of the “shell company” definition. However, the Company believes that it meets both prongs of the test, as it has more than nominal assets and more than nominal operations. As such, the Company was no longer a shell company upon the closing of the Merger as disclosed in the Form 8-K.

Item 2.01 Completion of Acquisition or Disposition of Assets, page 2

2. Please clarify that the transaction is among entities under common control and identify these persons.

Company Response 2:

The Company respectfully informs the Staff that Amendment No. 1 has been revised accordingly.

3. Revise your disclosure to explain the reasons the parties, namely Mr. Gregory Dangler and Mr. Chad Brownstein, decided to proceed with this transaction and this particular structure at this time. In addition, please identify any third parties or promoters that participated in arranging or facilitating the transaction and disclose benefits received for their roles.

Company Response 3:

The Company respectfully informs the Staff that Amendment No. 1 has been revised accordingly.

4. Please remove the language “qualified in its entirety by reference to the full text of the Merger Agreement” because your description of the agreement should cover all material provisions of the agreement.

Company Response 4:

The Company respectfully informs the Staff that Amendment No. 1 has been revised accordingly.

Description of Business, page 4

5. We note your intent to “utilize a disciplined approach to identify and evaluate potential acquisitions, only pursuing those that meet our financial and strategic criteria.” Please discuss in greater detail the material components of your “financial and strategic criteria.” Please tell us how you intend to fund this process.

Company Response 5:

The Company respectfully informs the Staff that Amendment No. 1 has been revised accordingly.

Securities and Exchange Commission

Division of Corporation Finance

April 14, 2015

6. Please disclose whether you have any current plans, arrangements, discussions or intentions to engage in a merger or acquisition with an identified or unidentified company or person to be used as a vehicle for a private company to become a reporting company.

Company Response 6:

The Company respectfully informs the Staff that Amendment No. 1 has been revised accordingly.

Strategy, page 5

7. Please discuss material aspects of your potential asset purchases under consideration. In this regard, please disclose the parties, industries and types of contracts in which you appear to have entered into in order to provide shareholders and potential investors with greater insight into your current opportunities. If you wish to request confidential treatment under Exchange Act Rule 24b-2, you may do so by following the procedures set forth in the Division of Corporation Finance´s Staff Legal Bulletin 1A, available at http://www.sec.gov/interps/legal/slbcf1r.htm.

Company Response 7:

The Company respectfully informs the Staff that Amendment No. 1 has been revised accordingly.

8. Please revise to disclose your basis for believing that you anticipate closing on several acquisitions during 2015. In addition, please disclose whether or not you have ever engaged or entered into any industrial asset purchase agreement(s) or any other asset purchase agreement(s).

Company Response 8:

The Company respectfully informs the Staff that Amendment No. 1 has been revised accordingly.

Intellectual Property, page 6

9. Please disclose whether or not you have ever engaged or entered into any option agreement to license intellectual property. In addition, revise your disclosure to explain when and how the parties were introduced and the reasons they decided to proceed with this agreement and this particular structure at this particular time. Please identify any third parties that played a material role in arranging or facilitating the transaction and disclose any benefits they received for their roles.

Company Response 9:

The Company respectfully informs the Staff that Amendment No. 1 has been revised accordingly. A copy of the option agreement is filed as Exhibit 10.2 to Amendment No. 1.

Directors and Executive Officers, page 25

Securities and Exchange Commission

Division of Corporation Finance

April 14, 2015

10. Please revise to clarify Mr. Peltz’s business experience during the past five years. Refer to Item 401(e) of Regulation S-K.

Company Response 10:

The Company respectfully informs the Staff that Amendment No. 1 has been revised accordingly.

Related Party Transactions, page 29

11. Please revise to disclose Messrs. Dangler and Brownstein’s positions and ownership interest with Rocky Mountain Resource Holdings Inc. Refer to Item 404(a)(2) and (a)(6) of Regulation S-K. We note disclosure under your beneficial ownerships tables on pages 23 and 24.

Company Response 11:

The Company respectfully informs the Staff that Amendment No. 1 has been revised accordingly.

12. Please revise to disclose the material terms of the Management Services Agreement. Refer to Item 404(a) of Regulation S-K. In this regard, also disclose Industrial Management’s sole discretion to accept convertible preferred stock and the conversion terms.

Company Response 12:

The Company respectfully informs the Staff that Amendment No. 1 has been revised accordingly.

Section 9 – Financial Statements and Exhibits

13. Please refile a signed and executed copy of each agreement filed hereunder, particularly Exhibit 2.1 Merger Agreement and Exhibit 10.2 Option Agreement with Colorado School of Mines.

Company Response 13:

The Company respectfully informs the Staff that signed and executed copies of the agreements have been filed as exhibits to Amendment No. 1.

Exhibit 10.2

14. We note that obtaining the exclusive rights under the option agreement requires a non-refundable fee of $30,000 at inception. Since it does not appear that you have paid this fee, it is unclear how you could avail of the exclusive rights under this option agreement and recognize this asset on your balance sheet. Please advise us.

Company Response 14:

The Company respectfully informs the Staff that it was able to acquire the exclusive rights under the option agreement through Rocky Mountain Resource Holdings, Inc., its affiliate, which remitted the non-refundable fee on the Company’s behalf. The Company has recorded a liability to a related party for this repayment obligation in its balance sheet attached as Exhibit 99.1 to Amendment No. 1

Exhibit 99.1

Subsequent Events, page 14

Securities and Exchange Commission

Division of Corporation Finance

April 14, 2015

15. Please expand your disclosure to include the significant terms of the Management Services Agreement between RMR IP and Industrial Management (“IM”), which appear to be material to your financial statements, including but not limited to the compensation arrangement, IM’s option to accept convertible preferred stock, and the conversion terms of the preferred stock.

Company Response 15:

The Company respectfully informs the Staff that Exhibit 99.1 of Amendment No. 1 has been revised accordingly.

Exhibit 99.2

Pro Forma Combined Financial Information

16. Please clarify here and elsewhere, where applicable, that the transaction is among entities under common control.

Company Response 16:

The Company respectfully informs the Staff that Exhibit 99.2 of Amendment No. 1 and page 3 of Amendment No. 1 have been revised accordingly to disclose that the transaction was among entities under common control.

***

We hope that the foregoing addresses all of the Staff’s comments. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards, /s/ Mark Lee___ Mark C Lee Shareholder

Securities and Exchange Commission

Division of Corporation Finance

April 14, 2015

ACKNOWLEDGEMENT

In connection with RMR Industrials, Inc.’s (the “Company”) letter dated April 14, 2015, addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RMR INDUSTRIALS, INC.

/s/ Gregory M. Dangler

_____________________________

Gregory M. Dangler

President